Filed by Centra Software, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Centra Software, Inc.

Commission File No.: 000-27861

Audio Segment and PodCast Available at:

http://www.learning2005.com/university

Saba Buys Centra: Flash News & Instant

Interview

October 6th, 2005

Transcription of Audio Segment

Host: Elliott Masie

Learning 2005 University presents a series of free audio/PodCasts and text transcripts on key issues related to the world of Learning and Training

Learning 2005 will be held from Oct 30 to Nov 2 in Orlando, Florida.

Saba Buys Centra: Flash News & Instant Interview October 6th, 2005

Elliott Masie: Welcome to learning 2005 University. This is a breaking news podcast. Today is Thursday, October 6th and my name is Elliott Masie. For any of you who have been following the newswire or our learning trends, you know that today there was yet another combination of forces in the learning world. Today there was an announcement that Centra and Saba have joined forces through a planned acquisition. And I now have on the phone, the two lead people for that, Bobby Yasdani and Leon Navitikas from Saba and Centra respectively.

Okay guys, so why did you combine forces, why the acquisition?

Bobby Yasdani: The main reason was the market, the customers. The customers were asking us to provide a comprehensive integrated solution where learning management system, learning content management system and virtual learning is available in a single product offering. We have now delivered to 40 customers this combined offering between Centra and us and we felt that we need to move the bar and increase the value that we deliver to our customers by providing a single, integrated complete solution to the marketplace.

Elliott Masie: So, Bobby, so if I’m a Saba user, now I have an opportunity to add Centra or vice-versa or if I am a Centra user and I’m not already in Saba, I have an opportunity to do that. But from what you shared with me before, there will be close but separate offerings for a while.

Bobby Yasdani: That’s correct. Our customers can purchase either the Saba product line or the Centra product line independent from one another. They can start their implementation or their project with either of the solution.

Elliott Masie: And Leon, as you look at Centra, you’ve been with it from the very beginning. I remember you visiting our office with a laptop with your vision of what Centra is going to become. Why this business change at this point? What were your hopes and aspirations?

Leon Navitikas: Well, over the last 10 years people at Centra have done incredible things to create a great company and really establish the category, pioneer the whole area of virtual classroom and online collaboration in the context of online learning and training. And we’ve since that time added capabilities and learned from the marketplace as the category have evolved and as there’s been consolidation, some of which we’ve driven ourselves through our own acquisitions of Mindlab and things in the content area. But here’s another opportunity, an opportunity to take two great companies, market leaders in our respective categories of learning management and collaborative learning, put them together into a more comprehensive solution for our customers, make it easier for them to buy it, deliver them more value for a great price and a single point of contact and accountability. It just seems like the right thing to do at the right time.

Elliott Masie: And if people for instance, are using one of your product and one of your competitors’ other products. Is this going to be a problem for them, or will you support that continued integration?

Leon Navitikas: There are no problems for any of our existing customers. Those customers that have invested in our solution and have picked the

Saba Buys Centra: Flash News & Instant Interview October 6th, 2005

competitive learning management system, we intend to support them and keep them successful. We have stated goal to ship an open application programming interface that makes it easy to extend and plug together systems of the customer’s own choice. Now, in the case where customers that have both Centra and Saba, we’re going to make their life incredibly easy going forward. It’ll be very simple to get service and support from one telephone number, get a simple upgrade and get the integration delivered out of the box as opposed to as a value added service from the system’s integrator.

So, lots of benefits for the existing customers who have chosen different heterogeneous environments and also opportunity for them to extend it, tremendous benefits for the homogeneous environment customers as well.

Elliott Masie: And Bobby and Leon, right before we started this podcast, you and I were chatting about how content is evolving. And even the way we’re doing this podcast, sort of informally, but it’s going out to tens of thousands of folks, the whole concept that people might be using tools like Centra, to be much more than just a tool around web conferencing but also a content creation and sort of a, I call it citizen content or like citizen journalism tool.

Bobby Yasdani: That’s correct. I believe that organic way of building or publishing content by the subject matter experts is going to be the way of the future. The Centra tool set would enable subject matter experts to easily publish their content and make it available through an LMS system to a wide audience. We are going to enable that capability very broadly within the LMS so that subject matter experts can easily publish it to an LMS network, both inside the enterprise as well as outside of the enterprise for customers, partners and what have you.

Elliott Masie: So I could imagine someday where you create content in the Centra side, it gets put into an RSS package, it gets syndicated and managed at the Saba side, and the like.

Bobby Yasdani: That’s right. Typically our clients use the LMS infrastructure to build multiple websites for different communities that they would like to provide their know-how and their knowledge. They use the LMS system for authentication, security and providing a taxonomy of that content. The Centra product line would help us to easily publish and effectively distribute that within that taxonomy and through an LMS system.

Elliott Masie: And two final questions. Whenever we hear about any of these acquisitions, my phone lights up with senior learning managers at companies being worried. Do you think that all of this sort of, combinations, acquisitions and mergers are just a natural part of our industry, is it part of the fact that publicly traded companies need to get to a certain size, and should people be scared out there?

Leon Navitikas: I think it depends on that particular situation and an acquisition or a merger, just for the sake of doing it, or in order to help a distressed property survive, doesn’t seem to be a real long lasting and sustainable way to build value. In the case of Centra and Saba, we are market leaders. We have cash, we’re profitable, we’re generating growth. We’re looking to take the company to the next level of greatness, and from that standpoint, customers should be looking forward to

Saba Buys Centra: Flash News & Instant Interview October 6th, 2005

working with us because we’re fundamentally changing the landscape of the e-learning software industry with our continued enhancement of capabilities, our ability to deliver more functionalities in a predictable and sustainable way and I think that’s really, really important, long-term viability of vendors and a constant supply of great software innovation and service and support. That’s what’s going to make learning managers sleep well at night.

Elliott Masie: And the formal date in which this is — is it a couple of month’s process until the two companies formally merge into one?

Bobby Yasdani: That’s correct. We’re going through the formal process of shareholders’ approval and the government and regulatory approvals so that we can merge as a single company. Our goal is to complete this process towards the end of the calendar year, early next year.

Elliott Masie: Great. And I would encourage our listeners to go to the website of either Saba or Centra where they have information posted and share directly with them what your requirements are. I know obviously, people are in different levels of RFPs and this will come up in the process, but we wish you both a lot of luck. At the end of the day, what we all have as a shared vision that we want our enterprise learning systems to be stable, well-funded and have strong futures. And so, I wish both of your companies a lot of luck. We look forward to you both our sponsors at our upcoming Learning 2005 conference and please come there and hear from them some of their plans.

So, Leon and Bobby, thank you very much for taking some time with us today.

Leon Navitikas: Thank you Elliott.

Bobby Yasdani: Thank you Elliott.

Elliott Masie: This is Elliott Masie, yours in Learning.

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Saba Buys Centra: Flash News & Instant Interview October 6th, 2005

Saba Buys Centra: Flash News & Instant Interview October 6th, 2005

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding combined annual revenue run rate at close, 50% recurring revenue, customers of the combined company, the availability and support for the combined company’s products, the combined offering addressing current needs, product synergies, product lines continuing to grow, people and expertise being critical to success, the development of future products of the combined company, the intention to continue to invest in APIs, third-party integrations, standards, and adapters, and the intention to invest in customer communities. These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; unanticipated delays in closing; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; unanticipated costs relating to the transaction and the integration of the two companies; and other risks that are described in Saba’s Securities and Exchange Commission (SEC) reports including, but not limited to, Saba’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005 and Saba’s Quarterly Report on Form 10-Q for the three months ended August 31, 2005, and subsequently filed reports. Saba does not assume any obligation, and does not intend, to update these forward-looking statements.

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.